April 12, 2019

Ms. Sally Samuel
Branch Chief
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: North Capital Funds Trust; File Nos. 333-228904 and 811-23404

Dear Ms. Samuel:

On December 19, 2018, North Capital Funds Trust (the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed for the primary purpose of registering shares of the North Capital Emerging Technology Fund (the “Technology Fund”) and the North Capital Treasury Money Market Fund (the “Treasury Fund” and together with the Technology Fund, the “Funds”). The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to comments given by you, telephonically, to Krisztina Nadasdy on March 13, 2019, as indicated below. Please find also below a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

General Comments

Comment 1. Does the Registrant plan to file any exemptive applications in relation to the Trust or the Funds?

Response. The Registrant does not plan to file any exemptive applications in relation to the Trust or the Funds at this time.

Comment 2. Please disclose the identity of the individual or entity providing the seed capital for the Funds, if that individual or entity is a party other than a Fund sponsor or affiliate.

Response. The seed capital for the Funds will be provided by the Adviser to the Funds.

Comment 3. Please add the ticker for each Fund to the filing and on EDGAR when they become available.

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265	js 4837-0040-8714.5

Ms. Sally Samuel

April 12, 2019

Response. The Registrant will add the ticker for each Fund to the filing and on EDGAR when they become available.

Prospectus – Technology Fund Summary

Comment 4. Please update the fee table to indicate that the value stated for “Acquired Fund Fees and Expenses” is based on an estimate.

Response. The Registrant has made the requested change.

Comment 5. Please update the expiration date of the expense limitation agreement described in footnote three (3) to the fee table to show an expiration date that is at least one year after effectiveness.

Response. The Registrant has made the requested change.

Comment 6. Footnote three (3) to the fee table contains the following sentence: “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lower of the foregoing expense limits and the expense limits in place at the time of recoupment.” Please clarify in the filing that “if such recoupment” includes the amount of recoupment.

Response. The Registrant has revised the recoupment language as follows: “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment does not cause the Fund’s expenses to exceed the lower of the foregoing expense limits and the expense limits in place at the time of recoupment.”

Comment 7. In footnote three (3) to the fee table, the disclosure regarding exclusions to fee waiver mentions dividend expenses on securities sold short. If the Fund will be selling securities short, please disclose in the fee table to the extent that the expense exceeds 0.1%.

Response. The Fund will not be selling securities short, therefore the fee table has not been revise to reflect short selling activities.

Comment 8. Please revise the expense example preamble to clarify that the expense example applies regardless of whether a shareholder redeems the shares at the end of the period or holds them.

Response. The Registrant has made the requested revision.

Ms. Sally Samuel

April 12, 2019

Comment 9. The expense example does not contain the following disclosure required by Form N-1A: “The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.” Please advise or revise.

Response. The Fund’s class structure has been revised and therefore the Fund will not impose a sales charge (load) on purchases or reinvested dividends, as such, this disclosure is not applicable. Therefore, the disclosure has not been revised in response to this comment.

Comment 10. Regarding the Fund’s principal investment strategies, please provide a more precise definition of “Emerging Technology Company” and disclose what test the Adviser will use to determine if a company fits within the definition. Consider including examples of the kinds of companies the Fund will invest in or names of specific companies in the definition.

Response. The Registrant has revised the disclosure to more precisely define Emerging Technology Companies.

Comment 11. If the Fund will principally invest in companies involved with blockchain, please prominently disclose that (i) the Fund will not invest directly or indirectly in cryptocurrencies, with the exception of investing up to 15% in a bitcoin investment trust, (ii) the Fund is not expected to track the price movement of any cryptocurrency and (iii) the Fund will not invest in any initial coin offerings.

Response. The Registrant has added the requested disclosure to the portion of the Prospectus that includes Item 9 disclosure.

Comment 12. Regarding investments in convertible securities, does the Fund intend to invest in contingent convertible securities, and if so please disclose to what extent.

Response. The Fund does not intend to invest in contingent convertible securities as a principal strategy, but may do so on a non-principal basis. Therefore, the Fund has added disclosure about these types of securities in the SAI.

Comment 13. Please clarify what types of companies the Fund will be investing in via private investments in public equity, and please update the percent of NAV that can be allocated to such investments.

Response. The Fund will be investing in Emerging Technology Companies, as defined in the Prospectus, via private investments in public equity, and may invest up to 10% of the Fund’s net assets in such investments. The Registrant believes that the current disclosure is clear.

Ms. Sally Samuel

April 12, 2019

Comment 14. If the Fund will be investing in derivatives, include this in the principal investment strategy, and to the extent that derivatives are included in the 80% policy, please disclose that they will be valued at market value.

Response. The Registrant has made the requested disclosures in the Item 4 and Item 9 portions of the Prospectus.

Comment 15. In the first paragraph under the section titled Principal Risks, the last sentence implies that the section “Additional Information About Principal Investment Strategies and Related Risks” contains additional risks of investing in the Fund. Please revise disclosure to clarify that all principal risks are summarized in the summary portion of the Prospectus, and the same risks are more fully described under the section “Additional Information About Principal Investment Strategies and Related Risks.”

Response. The Registrant has revised the disclosure as follows: “The Fund is subject to the principal risks summarized below, and these risks are more fully described in the section ‘Additional Information About Principal Investment Strategies and Related Risks’ in the Prospectus.”

Comment 16. Please consider listing principal risks in order of significance rather than listing alphabetically.

Response. The Registrant has revised the order of principal risks to move the most significant risks to the beginning of the risks section.

Comment 17. The disclosure of blockchain technology risk contains the following sentence: “Currently, there are few public companies for which blockchain technology represents an attributable and significant revenue stream.” Please elaborate on this statement to clarify that the stock price and performance of a company that only has minor involvement in blockchain related activities, may not reflect the movements of broader blockchain markets.

Response. The Registrant had added the following sentence to the blockchain technology risk disclosure: “For companies that only have minor involvement in blockchain, their stock prices and performance may not reflect the movement of broader blockchain markets.”

Comment 18. Regarding blockchain technology risk, please add a discussion of the following risks: theft, loss or destruction, competing platforms, cybersecurity, developmental risks, lack of liquid markets, possible manipulation of blockchain based assets, and regulatory risk.

Ms. Sally Samuel

April 12, 2019

Response. The referenced disclosure in the Item 9 risk disclosure section has been revised accordingly.

Comment 19. Please advise why industrials sector risk is a principal risk of the Technology Fund.

Response. The Registrant has removed industrials sector risk from the principal risk disclosure.

Comment 20. Regarding sector risk, please disclose the percentage of assets that the Fund will concentrate in the industrials and information technology sectors. Please then reference this concentration in the Fund’s principal investment strategy disclosure and identify the risks of concentration in these particular sectors. Furthermore, to the extent that the Fund is concentrating in a particular country or asset class, this risk must be disclosed separately.

Response. The Fund will be concentrated in the software and information technology group of industries. The Registrant has revised the strategy and risk disclosures accordingly.

Comment 21. Regarding small and medium capitalization risk, the Fund’s investment strategy does not indicate that the Fund will concentrate its investments in small- and medium-capitalization companies, please revise strategy disclosure to include if this is the case.

Response. The Registrant has revised the strategy disclosure as requested.

Comment 22. Please advise supplementally what appropriate broad based securities market index the Fund intends to use in its performance disclosures.

Response. The Fund plans to use the S&P 500 as the appropriate broad based securities market index.

Comment 23. Please add the month and date that the Fund commences operations in the portfolio manager disclosure.

Response. The Registrant will make the requested disclosure in the definitive Prospectus.

Prospectus – Treasury Fund Summary

Comment 24. Please revise the Fund Summary for the Treasury Fund to incorporate the comments given for the Technology Fund, as applicable.

Ms. Sally Samuel

April 12, 2019

Response. The Registrant has made the changes requested in Comments 4-9, 15, 16, and 23 for the Treasury Fund. Regarding Comment 22, the appropriate broad based securities market index for the Treasury Fund has not yet been determined. The Adviser intends to select an appropriate broad based securities market index as defined in Form N-1A.

Comment 25. If the Fund intends to invest in other funds, please add underlying funds disclosure to Principal Investment Strategies.

Response. The Fund does not intend to invest in other funds.

Comment 26. Please revise the following sentence under the section Principal Investment Strategies: “Government money market funds are exempt from requirements that permit money market funds to impose a liquidity fee and/or temporary redemption gates” to clarify that government money market funds are exempt from these fee requirements, but may elect to impose these fees if they chose to do so.

Response. The Registrant has revised the disclosure as follows: “Government money market funds are exempt from requirements to impose liquidity fees and/or temporary redemption gates, however, government money market funds may elect to impose these fees. The Fund has elected to not impose liquidity fees or redemption gates at this time.”

Comment 27. Under the section Principal Investment Strategies, please revise the disclosure about the Fund’s 80% strategy as follows: “Under normal circumstances, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowing for investment purposes) in securities issued or guaranteed by the U.S. Treasury and/or repurchase agreements that are fully collateralized, or in other words, backed by such U.S. Treasury and/or repurchase agreements.”

Response. The Registrant has revised the disclosure as requested.

Comment 28. Please consider whether credit risk should be a principal risk of investing in a government money market fund, and advise or revise accordingly.

Response. The Registrant has considered the risk and respectfully declines to remove the disclosure.

Comment 29. Please add a separate risk under the section Principal Investment Risks related to repurchase agreement risks.

Response. The Registrant has revised the disclosure as requested.

Ms. Sally Samuel

April 12, 2019

Comment 30. Revise the section titled Purchase and Sale of Fund Shares, to remove mention of Class A shares.

Response. The Registrant has revised the disclosure as requested.

Prospectus – Additional Information About Principal Investment Strategies and Related Risks

Comment 31. The strategy and risk disclosure appears almost identical to the disclosure in the summary portion of the Prospectus. Please provide more detail in this section regarding each Fund’s strategies and principal risks, as the summary disclosure is not sufficient to comply with the requirements of the statutory portion of the Prospectus.

Response. The Registrant notes that with revisions in response to other comments and other revisions to update the existing disclosure, there is additional detail included in this section of the Prospectus.

Comment 32. Regarding the principal investment strategies for both Funds, pursuant to Item 9(b)(2) on Form N-1A, please explain in the filing how the Adviser decides which securities to buy and sell.

Response. The Registrant has revised the disclosure as requested.

Comment 33. Please add the concentration disclosures requested in Comment 20 and required by Item 9(b)(1) on Form N-1A to the Principal Investment Strategies section of the Technology Fund.

Response. The Registrant has revised the referenced disclosure to reflect the Technology Fund’s policy to concentrate in the software and information technology group of industries.

Comment 34. The second paragraph of the Principal Investment Strategy section for the Treasury Fund is bracketed, please confirm accuracy and applicability of this paragraph and then remove brackets.

Response. The Registrant has revised the disclosure as requested.

Comment 35. In the section on Temporary Investments and Cash Positions, consider whether the following sentence be referring to the Treasury Fund, and advise or revise: “Furthermore, to the extent that the North Capital Emerging Technology Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds’ advisory fees and operational fees.”

Ms. Sally Samuel

April 12, 2019

Response. The Registrant has revised the disclosure to reflect the parameters of the Technology Fund’s investments in the Treasury Fund and/or unaffiliated money market funds.

Comment 36. Please consider cybersecurity risk as a principal risk of investing in the Technology Fund and advise or revise accordingly.

Response. The Registrant has revised the principal risk disclosure accordingly.

Prospectus - Management

Comment 37. Please disclose the fee payable to the Adviser.

Response. The Registrant has made the requested disclosure.

Comment 38. Please revise the recoupment language as requested in Comment 6.

Response. The Registrant has made the requested revision.

Prospectus – How Shares are Priced, How to Purchase Shares, How to Redeem Shares

Comment 39. In the third paragraph under the section How Shares are Priced, please clarify that the disclosure is referring to foreign issuers in the following sentences and ensure the required disclosure is met per Item 11(a)(3), Instruction 2 on Form N-1A: “In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. Portfolio securities may change on days when you may not be able to buy or sell Fund shares.”

Response. The Registrant has revised the disclosure as follows: “In addition, market prices for foreign securities trading in foreign markets are not determined at the same time of day as the NAV for the Fund, and such portfolio securities may change on days when you may not be able to buy or sell Fund shares.”

Comment 40. Please revise disclosure under the section How to Purchase Shares to indicate that the Treasury Fund only has one class of shares.

Response. The Registrant has made the requested revision.

Comment 41. Please revise the disclosure under the section How to Purchase Shares to include the standard 12b-1 disclosure stated in Item 12(b)(2) on Form N-1A.

Ms. Sally Samuel

April 12, 2019

Response. The Registrant has moved the 12b-1 Plan disclosure to the section on “Distribution of Shares” per Comment 53, and has revised the disclosure to conform with Item 12(b)(2).

Comment 42. In the section How to Purchase Shares, regarding Class A shares, please reconcile disclosure relating to sales charges on reinvested dividend distributions to ensure consistency throughout the Prospectus.

Response. The Technology Fund will not impose a sales charge (load) on purchases or reinvested dividends. All sales charge related disclosures have been updated or deleted as applicable throughout the Prospectus.

Comment 43. In the section titled Letter of Intent, the following sentence is written: “At your written request, Class A share purchases made during the previous 90 days may be included.” Please clarify what Class A shares are included.

Response. The Technology Fund will not impose a sales charge (load) on purchases, as such, the disclosure has been removed and is no longer applicable.

Comment 44. In the section titled Sales Charge Waivers the following investor types are listed:

•	Participants in certain “wrap-fee” or asset allocation programs or other fee-based arrangements sponsored by broker-dealers and other financial institutions that have entered into agreements with the distributor.

•	Any accounts established on behalf of registered investment advisors or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the distributor.

Please delete the phrase “have entered into agreements with the distributor” or specify who has entered into these agreements.

Response. The Technology Fund will not impose a sales charge (load) on purchases, as such, the disclosure has been removed and is no longer applicable.

Comment 45. Please add the disclosure required by Item 12(a)(5) and ensure that the disclosure is prominently visible.

Response. As Technology Fund will not impose a sales charge (load) on purchases, the disclosure required by item 12(a)(5) is not necessary.

Ms. Sally Samuel

April 12, 2019

Comment 46. Please consolidate duplicative information in the section titled How to Purchase Shares, including the statement of minimum and additional investment amounts, and that the transfer agent will charge a $25 fee for payments rejected.

Response. The Registrant consolidated the disclosures as requested.

Comment 47. In the section titled How to Redeem Shares, in the first paragraph, please specify how long it will take to pay out redemption proceeds, per the requirement in Item 11(c)(7) on Form N-1A. Additionally, please consolidate disclosure regarding time for payment to this paragraph to avoid duplicative disclosure.

Response. The Registrant has revised and consolidated the disclosure as requested.

Comment 48. Please add disclosure pursuant to 11(c)(5) regarding the circumstances, if any, under which the Fund may delay honoring a request for redemption for a certain time after a shareholder’s investment.

Response. The Registrant has added the disclosure as requested.

Comment 49. Regarding redemptions in kind, please disclose whether the redemption will be prorated slices of portfolio assets, individual securities, or representative securities baskets.

Response. The Registrant has revised the disclosure as requested.

Comment 50. Regarding redemptions in kind, after the following sentence, “[a] shareholder will be exposed to market risk until these securities are converted to cash and may incur transaction expenses in converting these securities to cash,” please disclose that a shareholder may also incur capital gains and note the associated tax consequences.

Response. The Registrant has revised the disclosure as requested.

Comment 51. Please move and consolidate the When Redemptions are Sent section with the first paragraph in the How to Redeem Shares section.

Response. The Registrant has revised the disclosure as requested.

Prospectus – Tax Status

Comment 52. The first two sentence in the section are repetitive, please consolidate disclosure.

Ms. Sally Samuel

April 12, 2019

Response. The Registrant has revised the disclosure as requested.

Prospectus – Distribution of Shares

Comment 53. Please consolidate disclosure throughout the Prospectus so that 12b-1 disclosures are only made in one location, please move 12b-1 disclosure located in this section to the Item 12 disclosures referenced in Comment 41.

Response. The Registrant has consolidated the 12b-1 disclosure to the “Distribution of Shares” section.

Statement of Additional Information

Comment 54. In the section titled Fundamental Investment Limitations – Both Funds, please add additional disclosure related to Item 2 (senior securities) that briefly describes the related 1940 Act provisions. This disclosure may be added in the section titled Other Information Regarding Fundamental Investment Limitations.

Response. The referenced disclosure has been revised accordingly.

Comment 55. In the section titled Fundamental Investment Limitations – Both Funds, regarding Item 7 (concentration) please reconcile this disclosure with other provisions in this Registration Statement, please see Comments 20 and 33 regarding concentration.

Response. The Registrant has revised the referenced disclosure to reflect the Technology Fund’s policy to concentrate in the software and services group of industries.

Comment 56. Does the Registrant intend to disclose liquidity policies required by Rule 22e-4 in the Investment Restrictions section, please advise.

Response. The Registrant has revised the referenced disclosure to disclose liquidity policies required by Rule 22e-4 in the Investment Restrictions section.

Comment 57. Regarding non-fundamental investment restrictions, please describe the 80% policy for each Fund rather than stating that the Funds will invest in “the types of investments suggested by [each Fund’s] name.”

Response. The referenced disclosure has been revised accordingly.

Ms. Sally Samuel

April 12, 2019

Comment 58. Please update the sections related to information about the Board and Trustees with the relevant information about the Board and Trustees.

Response. The referenced disclosure has been revised accordingly.

Comment 59. Please update the reference to the name of the Fund complex in footnote one (1) to the Trustee table.

Response. The referenced disclosure has been revised accordingly.

Comment 60. Please complete the Investment Advisory Services section with relevant information about the Adviser for the Funds.

Response. The referenced disclosure has been revised accordingly.

Part C

Comment 61. Please revise Item 30 to include the indemnification language required by Rule 484.

Response. The referenced disclosure has been revised accordingly.

Comment 62. Please update signature page to reflect the signatories required by the Securities Act of 1933.

Response. The referenced disclosure has been revised accordingly.

* * *

If you have any questions, please call Krisztina Nadasdy at (614) 469-3243 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/JoAnn M. Strasser

JoAnn M. Strasser